Exhibit 99.1

Reference Form

2015

Itaú Unibanco Holding S.A.

Itaú

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480”)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	08/02/2016 (originally presented on 05/31/2015)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2.	06/14/2016

V3	Update in items 12.13.	06/16/2016

V4	Update in items 11.1, 11.2 and 17.5	08/02/2016

ITEM 11 - PROJECTIONS

11.1. The projections should identify:

Information provided in this item on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely onour current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1) Accumulated Variation in the period of 12 months:

•	Total Loan Portfolio which includes endorsements, sureties and private securities
•	Financial Margin with Clients
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2) Accumulated Value in the period of 12 months:

•	Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses

b) projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2016
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer’s management and those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2016

The expectations announced to the market are based are the assumption of alignment with the budgetary projections of the bank for 2016.The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment. The announced intervals are defined in accordance with the expectations of the bank’s management. It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible revisions or internal projections of result which eventually may be realized during the year in the light of changes in macroeconomic perspectives and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for eventual changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2016

This information is subject to risks, uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments in the countries we operate;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements in the countries we operate;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation in the countries we operate;

• Changes in our loan portfolio and changes in the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Incorrect pricing methodologies for insurance, pension plan and capitalization products and inadequate reserves;

• The effectiveness of our risk management policy;

• Damages to our reputation;

• Difficulties during the integration of acquired or merged businesses; and

• Other risk factors listed in the section 4 of this Reference Form.

a) the amounts of the indicators that are the subject matter of the projection

These projections are based on managerial information disclosed in the Management Discussion and Analysis (MD&A), which include the effects of consolidation of Itaú CorpBanca and the use of Pro Forma financial information for 2015 and for the first quarter of 2016, as follows:

	Consolidated	Brazil [1]

Total Credit Portfolio [2]	From -10.5% to -5.5%	From -11.0% to -6.0%

Financial Margin with Clients	From -2.5% to 0.5%	From -1.0% to 2.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$23.0 bn and R$26.0 bn	Between R$21.0 bn and R$24.0 bn

Commissions and Fees and Result from Insurance Operations[3]	From 4.0% to 7.0%	From 4.5% to 7.5%

Non-Interest Expenses	From 2.0% to 5.0%	From 2.5% to 5.5%

(1) Includes foreign units, excluding Latin America;

(2) Includes endorsements, sureties, and private securities;

(3) Commissions and Fees (+) Result from Insurance, Pension Plan, and Premium Bonds Operations (-) Claim Expenses (-) Selling expenses on insurance, pension plan and premium bonds..

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

Not applicable.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2015 (*)

	Projections	Realized

Total Credit Portfolio[1]	Growth of 3.0% to 7.0%.	Growth of 4.6% ex- FX Variation of - 2.9%

Managerial Financial Margin[2]	Growth of 14.5% to 17.5%.	Growth of 20.7

Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion

Service Fees and Result from Insurance Operations	Growth of 9.5% to 11.5%.	Growth of 9.9%

Non-Interest Expenses	Growth of 7.0% to 10.0%	Growth of 8,8%

* Expectations do not include the effect of CorpBanca’s transaction.2 Includes endorsements, sureties and private securities.

2.Considers Financial Margin with Clients and Financial Margin with the Market. 3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

Projections for fiscal year 2014 (*)

	Projections	Realized

Total Credit Portfolio	Growth of 10.0% to 13.0%[1]	9.8% ex-FX Variation of 8.0%

Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 13 billion and R$ 15 billion	R$ 13 billion

Service Fees and Result from Insurance Operations[2]	Growth of 12% to 14%	13.8%

Non-Interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5% , if measured ex-Credicard)	10.1% ex-Credicard 7.0%

Efficiency Ratio	Improvement of 0.5 to 1.75 p.p.	Improvement of 1.90 p.p.

*Expectations do not include the effect of CorpBanca’s transaction.1 On October 13, 2014, we reported that growth in the credit portfolio would be below the threshold of the expected interval (10% - 13%) by approximately 8%.3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

▪	Total Credit Portfolio : The country’s economic growth was lower than we had projected.

Projections for fiscal year 2013

	Projections	Realized

Total Credit Portfolio	Growth of 8% to 11%	13.5% ex-Credicard 11.7%

Expenses for Allowance for Loan Losses	Between R$ 19 billion and R$ 22 billion	R$ 18.6 billion

Service Fees and Result from Insurance Operations[1]	Growth of 15% to 18%	19.4%

Non-Interest Expenses	Growth of 4% to 6%	7.4% 5.9% (100% REDE 2012)

Risk-Adjusted Efficiency Ratio	Improvement of 2.0 to 4.0 p.p.	Improvement of 4.7 p.p.

1 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from expectations:

▪	Not applicable.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

The table below shows our early projection and that revisited for 2016. These projections are based on managerial information disclosed in the Management Discussion and Analysis (MD&A), which include the effects of consolidation of Itaú CorpBanca and the use of Pro Forma financial information for 2015 and for the first quarter of 2016, as follows:

	Consolidated		Brazil[1]
	Previous	Revised	Previous	Revised

Total Credit Portfolio [2]	From -0.5% to 4.5%	From -10.5% to - 5.5%	From -1.0% to 3.0%	From -11.0% to - 6.0%

Financial Margin with Clients	From 2.0% to 5.0%	From -2.5% to 0.5%	From 1.0% to 4.0%	From -1.0% to 2.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$22.0 bn and R$25.0 bn	Between R$23.0 bn and R$26.0 bn	Between R$21.0 bn and R$24.0 bn	Maintained

Commissions and Fees and Result from Insurance Operations[3]	From 6.0% to 9.0%	From 4.0% to 7.0%	From 4.5% to 7.5%	Maintained

Non-Interest Expenses	From 5.0% to 7.5%	From 2.0% to 5.0%	From 4.0% to 6.5%	From 2.5% to 5.5%

(1) Includes foreign units, excluding Latin America;

(2) Includes endorsements, sureties, and private securities;

(3) Commissions and Fees (+) Result from Insurance, Pension Plan, and Premium Bonds Operations (-) Claim Expenses (-) Selling expenses on insurance, pension plan and premium bonds.

Main reasons for our changing the projections for operations in Brazil (including foreign units, excluding Latin America):

• Total Loan Portfolio: due to a change in the expectations for the foreign exchange rate for this year (expected foreign exchange rate at the end of the period, from R$4.50 to R$3.25), a slower economy pace in Brazil (Brazil’s GDP expected for 2016: from -2.5% to -3.5%), and a conservative attitude in credit granting due to a lower credit demand.

• Financial Margin with Clients: mainly driven by the change in expected increase of the loan portfolio;

• Provision for Loan Losses, Net of Recovery of Credits: expectations remained unchanged;

• Commissions and Fees and Result from Insurance: expectations remained unchanged;

• Non-Interest Expenses: due to the lower volume of operations, as a result of the slower economy pace in Brazil.

In addition to the reasons submitted above, the projections for the consolidated operations of Itaú Unibanco were changed, mainly due to the effect of the consolidation of Itaú CorpBanca and the use of Pro Forma financial information from 2015 and the first quarter of 2016.

ITEM 17. CAPITAL

17.1. Prepare a table containing the following information on capital:

a) issued capital, separated by class and type

a) subscribed capital, separated by class and type

a) paid-up capital, separated by class and type

d) term for the payment of unpaid capital, separated by class and type

e) authorized capital, stating number of shares, value and authorization date

	Authorized capital	Issued capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid up	Date of last authorization
In Brazilian reais		85,148,000,000.00	85,148,000,000.00	85,148,000,000.00	-	04/27/2016
In shares	7,986,000,000	5,983,915,949	5,983,915,949	5,983,915,949	-	04/27/2016
Common shares	3,993,000,000	3,047,040,198	3,047,040,198	3,047,040,198	-	04/27/2016
Preferred shares	3,993,000,000	2,936,875,751	2,936,875,751	2,936,875,751	-	04/27/2016

f) securities convertible into shares and conditions for conversion:

Not applicable

17.2. Capital increases

See information in item 17.5 of this Form.

17.3 - Information on splits, reverse splits and bonus shares

	Number of shares before approval (Unit)			Number of shares after approval (Unit)
Date of	Number of	Number of	Number of	Number of	Number of	Number of
approval	common shares	preferred shares	total shares	common shares	preferred shares	total shares

Bonus shares 04/29/2015	2,770,036,544	2,760,796,137	5,530,832,681	3,047,040,198	3,036,875,751	6,083,915,949

Bonus shares 04/23/2014	2,518,215,040	2,509,814,670	5,028,029,710	2,770,036,544	2,760,796,137	5,530,832,681

Bonus shares 04/19/2013	2,289,286,400	2,281,649,700	4,570,936,100	2,518,215,040	2,509,814,670	5,028,029,710

17.4. Information on capital reduction

No capital reduction.

17.5 – Other relevant information

Item 17.1 – Information - capital

The Annual and Extraordinary General Meeting held on April 27, resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Board of Directors of the Company. This cancellation was approved by the Central Bank of Brazil on 06/07/2016.

I – Supplementary information related to changes in the Company’s capital that took place in the past three years.

Item 17.2 – Capital increases

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase	Number of securities issued	Issue price	Payment method	Criterion	Private or public subscription	% in relation to last capital

04/19/2013	Stockholders’ Meeting	04/19/2013	R$ 15,000,000,000.00	228,928,640 book-entry common shares 228,164,970 book-entry preferred shares	32.816035	Reserve capitalization and bonus shares	N/A	N/A	33,33

04/23/2014	Stockholders’ Meeting	04/23/2014	R$ 15,000,000,000.00	251,821,504 book-entry common shares 250,981,467 book-entry preferred shares	29.832759	Reserve capitalization and bonus shares	N/A	N/A	25,00

04/29/2015	Stockholders’ Meeting	04/29/2015	R$ 10,148,000,000.00	277,003,654 book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and bonus shares	N/A	N/A	13,53

II − Bonus Shares

At an Extraordinary General Meeting held on April 23, 2014, our stockholders approved the increase in capital stock in the amount of R$15,000,000,000.00 (fifteen billion reais), the said capital stock increasing from R$60,000,000,000.00 (sixty billion reais) to R$75,000,000,000.00 (seventy-five billion reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 502,802,971 new shares, being 251,821,504 common and 250,981,467 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on May 19, 2014.

III − Bonus Shares

At an Extraordinary General Meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of R$10,148,000,000.00 (ten billion and one hundred forty-eight million reais), the said capital stock increasing from R$75,000,000,000.00 (seventy-five billion reais) to R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 553,083,268 new shares, being 277,003,654 common and 276,079,614 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on June 25, 2015.

17.5 – Other relevant information

The Board of Directors approved the proposed 10% (ten percent) share bonus, at the attributed cost of R$20.05 per share, equivalent to R$12.0 billion (twelve billion Reais). This proposal will be submitted to the Stockholders’ Meeting.